MAIL STOP 3561

April 9, 2008

Mr. Shiming Wang, Chief Executive Officer
Shiming U.S., Inc.
12/F, Shanxi Zhengquan Building
Gaoxin 2nd Road
Xian, Shanxi Province, China

> **Re: Shiming U.S., Inc.**
> **Form 10-KSB for Fiscal Year**
> **Ended December 31, 2006**
> **Filed April 17, 2007**
> **File No. 0-32541**

Dear Mr. Wang,

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: Francis Chen
        Via Fax to (310) 208-1154